UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 14, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC 20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on January 6, 2016.

As of September 15, 2016, we had raised total gross offering proceeds of approximately $40.4 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4.04 million of our common shares.

The Offering is expected to terminate on or before January 6, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise Insight One, LLC

On September 14, 2016, we directly acquired additional ownership of our “majority-owned subsidiary”, Fundrise Insight One, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $11,421,520 , which is the initial stated value of our additional equity interest in the RSE Insight Controlled Subsidiary (the “Second RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized low-rise multifamily property totaling 216 units in Alexandria, VA 5401 Claymont Drive, Alexandria, VA (the “Sacramento Property”). The closing of both the Second RSE Insight Investment and the Sacramento property occurred concurrently.

The RSE Insight Controlled Subsidiary is managed by the principals of FI One Co Invest LLC (“Insight”). Insight is a subsidiary of Insight Property Group, a Washington, DC based owner and developer of mixed-use and multifamily properties in the Mid-Atlantic region. Insight Property Group was founded in 2009, its founders have more than 50 years of experience and have acquired and/or developed in excess of 15,000 apartments and condominiums during that time.

Pursuant to the agreements governing the Second RSE Insight Investment (the “RSE Insight Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary, including the Sacramento Property and other properties held by the RSE Insight Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the Second RSE Insight Investment, paid directly by the RSE Insight Controlled Subsidiary.

While the RSE Insight Controlled Subsidiary currently has acquired two assets, the Canterbury Property and the Sacramento Property, we expect that the RSE Insight Controlled Subsidiary will acquire additional assets that are expected to require us to make additional equity investments in the future.

The Sacramento Property, which is held through Sacramento Owner LLC, a wholly-owned subsidiary of the RSE Insight Controlled Subsidiary, was acquired for a purchase price of approximately $37,750,000. Insight anticipates additional hard costs of approximately $3,934,222 to complete the value-add plan, including the planned renovation of approximately 75% the total units, as well as additional soft costs and financing costs of approximately $1,107,503, bringing the total projected project cost for the Sacramento Property to approximately $42,791,725. To finance the acquisition and renovation of the Sacramento Property, a $28,000,000 senior secured loan, with a seven (7) year initial term at a 3.5% interest rate with two-years interest only, was provided by New York Community Bank (the “Sacramento Senior Loan”), with the remaining equity contributions to the RSE Insight Controlled Subsidiary being contributed 95% by the Company and 5% by Insight and its affiliates.

2 of 7

As of the closing date, the Sacramento Senior Loan had an approximate LTC ratio of 65.4%. LTC, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the total anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Sacramento Property consists of a 19 building, 216-unit, three story, walk-up apartment complex. Onsite amenities include an outdoor pool, playground, two-story clubhouse, car care center, surface parking, and an on-site leasing office. Units contain such enhancements as stacked washer and dryers and ceiling fans.

At closing, Insight budgeted approximately $11,500 per unit for interior renovations for an estimated 162 units, or roughly 75% of the total Sacramento Property units. Insight has forecasted an increase in rent of approximately $150 per unit per month upon completion of the renovations, which Insight believes would result in a projected increase in property value of approximately 15% over a seven-year period; however, there can be no assurance that such increase in rent or value will be achieved.

The Fort Belvoir region benefits heavily from the Fort Belvoir Army Base, the largest employer in Fairfax County (home to nearly twice as many workers as the Pentagon). As part of the Base Realignment and Closure Act (“BRAC”) program established by the US Department of Defense in 2005, Fort Belvoir is scheduled to add another 17,000 more new jobs by 2030. This stable job growth is expected to result in as many as 56,844 employees plus their families needing to live off-base and has created increasing demand for residential real estate, both for sale homes, as well as multifamily rental apartments. Because of the relative limited supply of class B apartments, as well as the lack of land available for development, we believe that not only will the Sacramento Property experience increasing demand which may result increasing rents, over the next 5-7 years but the property is also protected from the broader effects of class A multifamily oversupply in the Washington, DC region and potential macro-economic shifts that could negatively impact multifamily apartment values.

Acquisition of Controlled Subsidiary Investment – Fundrise Peak I, LLC

On September 19, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Fundrise Peak I, LLC (the “RSE Peak Controlled Subsidiary”), for an initial purchase price of $8,460,000, which is the initial stated value of our equity interest in the RSE Peak Controlled Subsidiary (the “RSE Peak Investment”). The RSE Peak Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 286 units located at 250 Gage Boulevard, Richland, WA (the “Meadows Springs Property”). The closing of both the initial RSE Peak Investment and the Meadow Springs property occurred concurrently.

The RSE Peak Controlled Subsidiary is managed by the principals of Peak Capital Partners, LLC (“Peak”), a real estate private equity firm, founded in 2007, focused on the acquisition, development, and operation of multi-family properties in growth markets in the Western and Southeastern regions of the United States. Peak has acquired over 150 multi-family properties, representing 24,000 units, with an approximate market value of $1.7 billion.

Pursuant to the agreements governing the RSE Peak Investment (the “RSE Peak Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Peak Controlled Subsidiary, including the Meadow Springs Property. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Peak Investment, paid directly by the RSE Peak Controlled Subsidiary.

The Meadow Springs Property, which is held through PC Meadow Springs, LLC, a wholly-owned subsidiary of the RSE Peak Controlled Subsidiary, was acquired for a purchase price of approximately $37,600,000. Peak anticipates limited additional hard costs of approximately $572,000 to perform light common area improvements, as well as additional soft costs and financing costs of approximately $1,308,000, bringing the total projected project cost for the Meadow Springs Property to approximately $39,480,000. To finance the acquisition of the Meadow Springs Property, a $30,080,000 senior secured loan, with a ten (10) year initial term at a 3.87% interest rate with five-years interest only, was provided by Freddie Mac (the “Meadow Springs Senior Loan”), with the remaining equity contributions to the RSE Peak Controlled Subsidiary being contributed 90% by the Company and 10% by Peak and its affiliates.

3 of 7

As of the closing date, the Meadow Springs Senior Loan had an approximate LTC ratio of 76.2%. LTC, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Meadow Springs Property is a 286-unit stabilized garden-style multifamily complex built in 2003 and located in Richland, WA. The subject is wood-frame construction and features 18 2-4 story residential buildings. Common amenities include a clubhouse, outdoor pool and spa, BBQ area, exercise room, business center, and theater room.

The Tri-Cities of Washington, which includes the cities of Pasco, Kennewick, and Richland, is the engineering sunbelt of Washington State offering over 300 days of sunshine and, with 7,000 scientists and engineers, 1,600 holding doctoral degrees, the largest concentration of PhD’s per capita in the nation, according to the Tri-Cities Herald. Due to the presence of the Hanford Nuclear facility and its 30-year plus national cleanup effort, the Tri-Cities has a base of employment stability that rode through the last recession with job growth instead of job decline. This metropolitan statistical area, home to approximately 243,400 people, brings together a mix of advanced science and engineering with traditional agriculture, food processing, and a regional hub for government and medical services.

Asset Update

Controlled Subsidiary Investment –1575 Lafayette Denver LLC

Phase 1 Renovations Complete

On May 12, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 1575 Lafayette Denver LLC (the “Heartwood Lafayette Controlled Subsidiary”), which used the proceeds of such investment to acquire a 41-unit multifamily property located at 1575 Lafayette Street, Denver, CO 80218 (the “Heartwood Lafayette Property”). The Heartwood Lafayette Controlled Subsidiary is managed by the principals of Heartwood Capital, LLC (“Heartwood”).

4 of 7

The Heartwood Lafayette Controlled Subsidiary purchased the Heartwood Lafayette Property with plans to renovate the interior of the units as well as the exterior of the building with the goal of obtaining higher rents.

Heartwood has reported that progress is already well underway, with Phase One interior renovations complete. The attached images show upgrades to one of the kitchens, which we believe is a dramatic improvement. Heartwood also reports that it recently opened a model unit for showings, and have also completed the majority of the exterior landscaping.

As of the beginning of the third quarter of 2016, the building was 83% occupied with eight vacant units. Of the eight vacant units, one unit has been pre-leased at a rate that is a 31% increase to the prior rent. Of the other seven units, two have also been pre-leased above their pro-forma projections.

As of late August 2016, all newly renovated units were already being marketed at or above the sponsor's pro-forma rent projections.

However, there can be no assurance that such increases in leased rents will continue.

Phase Two Improvements Under Way

At the end of August 2016, Heartwood reported that they intended to begin additional improvements including exterior painting, setting up a new outdoor grill and seating area, and posting new signage in the coming weeks. A new laundry room has opened as well, with additional vending machines, an arcade machine, and lounge seating expected to be installed in the coming of weeks. Heartwood also plans to install a new CCTV security system and a keyless entry system.

5 of 7

Now that Phase One is complete, Phase Two unit renovations are now underway, that are scheduled to include improvements for 10 additional units.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

6 of 7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	September 19, 2016

7 of 7